82-1561

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

Our Ref.: HASE/JY/HL/02135

21st March, 2002.

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the announcement *(in English)* of the Company's interim results for the period ended 31st December, 2001 which has been advertised in newspapers on 21st March, 2002.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dlw 4/9

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

2001/2002 Interim Results

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2001, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$1,101 million. As there have been no developments of large scale completed by the Group during the period under review, this represents a decrease of 47% as compared with the net profit recorded in the same period in the previous financial year. Earnings per share was HK$0.64, showing a decrease of 47% from that of the corresponding period in the previous year.

The Board has resolved to pay an interim dividend of HK$0.35 per share to shareholders whose names appear on the Register of Members of the Company on 16th April, 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT — UNAUDITED

	Notes	For the six months ended 31st December 2001 HK$'000	2000 HK$'000
Turnover	2	**2,982,655**	4,943,870
Direct costs		**(1,667,529)**	(2,534,108)
		1,315,126	2,409,762
Other revenue		**32,481**	54,098
Other net income	3	**4,198**	74,871
Selling and distribution expenses		**(170,105)**	(204,857)
Administrative expenses		**(241,478)**	(242,193)
Other operating expenses		**(87,450)**	(51,413)
Profit from operations	2	**852,772**	2,040,268
Finance costs	5(a)	**(77,166)**	(284,827)
Non-operating income	4	**110,740**	428,168
		886,346	2,183,609
Share of profits less losses of associates		**681,150**	664,018
Share of profits less losses of jointly controlled entities		**(32,895)**	45,600
Profit from ordinary activities before taxation	5	**1,534,601**	2,893,227
Taxation	6	**(162,749)**	(317,550)
Profit from ordinary activities after taxation		**1,371,852**	2,575,677
Minority interests		**(270,944)**	(479,510)
Profit attributable to shareholders		**1,100,908**	2,096,167
Transfer to capital reserves		**(43)**	(21)
Retained profit for the period		**1,100,865**	2,096,146
Interim dividend	7	**602,749**	947,177
Earnings per share	8	**HK$0.64**	HK$1.22

1 BASIS OF PREPARATION

The interim financial statements are unaudited and have been reviewed by the Audit Committee.

The interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies adopted in the 2001 annual accounts have been applied to the interim financial statements, except that the Group has in the current period adopted the following revised and new SSAPs issued by HKSA which became effective for accounting periods commencing on or after 1st January, 2001:

(a) Dividends

In prior years, dividends proposed or declared after balance sheet date in respect of an accounting period were recognised as a liability at the balance sheet date. With effective from 1st July, 2001, in order to comply with SSAP 9 (revised) "Events after the balance sheet date", the company recognises a liability for dividends in the accounting period in which they are declared by directors or approved by shareholders. The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior year. The effect of this change has resulted in an increase of HK$947,177,000 in shareholders' funds as at 1st July, 2001, representing the proposed final dividend for the year ended 30th June, 2001.

(b) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risk and rewards that are different from those of other segments.

In note 2 to the interim financial statements, the Group has disclosed segment revenue and results as defined under SSAP 26 "Segment Reporting." In accordance with the Group's internal financial reporting, the Group has determined that business segments should be presented as the primary reporting format and geographical as the secondary reporting format.

(c) Goodwill

In accordance with SSAP 30 "Business Combinations", goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities after 1st July, 2001 is recognised as an asset in the balance sheet and amortised to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisition after 1st July, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortised through the profit and loss account is included in the calculation of the profit and loss on disposal.

In prior years, goodwill was written off on acquisition. With the transitional provisions in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously written off (credited to reserves). However, any impairment arising on such goodwill is recognised in the profit and loss account in accordance with the newly issued SSAP 31 "Impairment of Assets". This change in accounting policy has no significant impact on the financial statements.

2 SEGMENTAL INFORMATION

The principal activities of the Group during the period consisted of property development, property leasing, finance, construction, infrastructure business, hotel operation, department store operation, project management, property management and investment holding.

The Group's turnover and contribution from operations analysed are as follows:

By principal activity:

	For the six months ended 31st December, 2001									
	Property development HK$'000	Property leasing HK$'000	Finance services HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	923,149	1,018,375	157,277	201,169	117,639	65,165	86,221	413,660	—	2,982,655
Other revenue	431	—	—	—	903	—	—	—	—	1,334
External revenue	923,580	1,018,375	157,277	201,169	118,542	65,165	86,221	413,660	—	2,983,989
Inter-segment revenue	—	24,795	12,283	11,174	—	—	—	6,485	(54,737)	—
Total revenue	923,580	1,043,170	169,560	212,343	118,542	65,165	86,221	420,145	(54,737)	2,983,989
Segment result	44,290	655,981	169,560	13,115	81,868	22,668	(16,020)	179,294		1,150,756
Inter-segment transactions	16,924	(14,341)	(12,283)	(2,884)	—	932	12,490	(5,240)		(4,402)
Contribution from operations	61,214	641,640	157,277	10,231	81,868	23,600	(3,530)	174,054		1,146,354
Bank interest income										18,125
Unallocated operating expenses net of income										(311,707)
Profit from operations										852,772

	For the six months ended 31st December, 2000									
	Property development HK$'000	Property leasing HK$'000	Finance services HK$'000	Building construction HK$'000	Infra-structure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover (Note)	3,079,464	970,575	261,961	147,304	23,279	72,236	115,949	273,102	—	4,943,870
Other revenue	1,149	5,274	—	1,703	—	—	1,390	—	—	9,516
External revenue	3,080,613	975,849	261,961	149,007	23,279	72,236	117,339	273,102	—	4,953,386
Inter-segment revenue	—	42,353	51,527	278,382	—	—	—	11,911	(384,173)	—
Total revenue	3,080,613	1,018,202	313,488	427,389	23,279	72,236	117,339	285,013	(384,173)	4,953,386
Segment result	904,898	664,737	313,488	43,511	9,792	24,374	23,998	224,637		2,209,435
Inter-segment transactions	96,996	(34,149)	(51,527)	(35,453)	—	292	29,690	(863)		4,986
Contribution from operations	1,001,894	630,588	261,961	8,058	9,792	24,666	53,688	223,774		2,214,421
Bank interest income										41,463
Unallocated operating expenses net of income										(215,616)
Profit from operations										2,040,268

By geographical market:

	For the six months ended 31st December, 2001			
	Hong Kong HK$'000	PRC HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	2,530,593	452,062	—	2,982,655
Other revenue	431	903	—	1,334
External revenue	2,531,024	452,965	—	2,983,989
Inter-segment revenue	54,737	—	(54,737)	—
Total revenue	2,585,761	452,965	(54,737)	2,983,989
Segment result	975,250	175,506	—	1,150,756
Inter-segment transactions	(4,402)	—	—	(4,402)
Contribution from operations	970,848	175,506	—	1,146,354
Bank interest income				18,125
Unallocated operating expenses net of income				(311,707)
Profit from operations				852,772

	For the six months ended 31st December, 2000			
	Hong Kong HK$'000	PRC HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover (Note)	4,831,478	112,392	—	4,943,870
Other revenue	9,516	—	—	9,516
External revenue	4,840,994	112,392	—	4,953,386
Inter-segment revenue	384,173	—	(384,173)	—
Total revenue	5,225,167	112,392	(384,173)	4,953,386
Segment result	2,147,469	61,966	—	2,209,435
Inter-segment transactions	4,986	—	—	4,986
Contribution from operations	2,152,455	61,966	—	2,214,421
Bank interest income				41,463
Unallocated operating expenses net of income				(215,616)
Profit from operations				2,040,268

Note: Turnover for the period ended 31st December, 2000 has been restated to exclude bank interest income of HK$41,463,000, reclassified as other revenue, pursuant to the adoption of SSAP 26.

3 OTHER NET INCOME

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
Profit on disposal of investment in securities	—	72,201
Others	4,198	2,670
	4,198	74,871

4 NON-OPERATING INCOME

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
Profit on partial disposal of interest in a subsidiary (Note a)	—	582,262
Surplus / (deficit) on revaluation of investment in securities	4,546	(129,735)
Profit on disposal of fixed assets	82,875	—
Profit realised on dilution of interest in a subsidiary (Note b)	34,456	—
Goodwill written off	—	(24,359)
Others	(11,137)	—
	110,740	428,168

Note a: Profit on partial disposal of interest in a subsidiary represented profit arising on the spin-off of Henderson Cyber Limited on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited during the prior interim period.

Note b: The gain arising on dilution of interest in a subsidiary was included in capital reserve and the amount to be released to the profit and loss account is based on the disposal of interest of the undeveloped underlying properties prior to completion to third parties.

5 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging / (crediting):

(a) Finance costs

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
Interest on borrowings	283,020	517,292
Other borrowing costs	95,807	238,350
	378,827	755,642
Less: Amount capitalised*		
— interest	(231,128)	(340,126)
— other borrowing costs	(70,533)	(130,689)
	77,166	284,827

* Borrowing costs have been capitalised at rates ranging from 3.47% to 4.21% (2000: from 6.52% to 7.93%) per annum.

(b) Items other than those separately disclosed in notes 3 to 5(a):

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
Amortisation and depreciation	72,783	35,596
Less: Amount capitalised	(48)	(64)
	72,735	35,532
Staff cost **	375,540	350,554
Less: Amount capitalised	(19,191)	(31,089)
	356,349	319,465
Cost of sales		
— completed properties for sale	782,189	1,831,417
— inventories	92,794	40,922

** Certain part of the Group's staff cost were relating to direct cost.

6 TAXATION

(a) Taxation in the consolidated profit and loss account represents:

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
The Group		
— Hong Kong	85,632	240,729
— Outside Hong Kong	2,326	9,030
Associates	71,955	62,879
Jointly controlled entities	2,836	4,912
	162,749	317,550

Provision for Hong Kong profits tax has been made at 16% (2000: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

7 INTERIM DIVIDEND

After the balance sheet date, the following dividends have been declared by the board of directors but not provided for in the financial statements.

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
Interim dividend at HK$0.35 per share (2000: HK$0.55 per share)	602,749	947,177

8 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$1,100,908,000 (2000: HK$2,096,167,000) and on 1,722,140,000 ordinary shares (2000: 1,722,140,000 ordinary shares) in issue during the period. There was no potential dilution of earnings per share for both periods.

9 COMPARATIVE FIGURES

Due to the adoption of revised and new SSAPs during the current period, certain comparative figures have been reclassified or restated to conform with the current period's presentation.

Closing of Register of Members

The Register of Members of the Company will be closed from Friday, 12th April, 2002 to Tuesday, 16th April, 2002, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 11th April, 2002. Warrants for the interim dividend will be sent to shareholders on or before Thursday, 25th April, 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Property Sales

The economy of Hong Kong has been adversely affected by the 911 attack incident in the United States. For the six months ended 31st December, 2001, a total of approximately 1,200 units which was attributable to the Group and amounted to approximately HK$2,700 million were sold by the Group. Out of these, there were 500 completed units generating sales proceeds of approximately HK$1,400 million.

During the period, the Group completed the following development projects, namely, 99 Tai Tong Road, Yuen Long with an attributable gross floor area of approximately 210,000 sq.ft., 28 Mercury Street, Hong Kong with an attributable gross floor area of approximately 18,000 sq.ft. and Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong Province with an attributable gross floor area of approximately 410,000 sq.ft.

The Group has commenced presale or sale of the following major development projects:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area (sq.ft.)
Hong Kong			
1. **3 Seymour Road**	Palatial Crest	63.35	117,384
2. **117 Caine Road, Mid-Levels**	Casa Bella	50.00	50,945
3. **8 Hung Lai Road**	Royal Peninsula	50.00	739,276
4. **28 Ma Tau Kok Road**	Metropolitan Rise	80.00	146,675
5. **1-98 King's Park Hill Road**	King's Park Hill	61.97	149,418
6. **108 Castle Peak Road**	Wealth House	100.00	16,142
7. **28 Lo Fai Road, Tai Po**	Casa Marina I	100.00	226,561
8. **1 Lo Ping Road, Tai Po**	Casa Marina II	100.00	182,500
9. **Tung Chung Town Lot No.1**	Tung Chung Crescent — Blocks 7 to 9	20.00	172,631
10. **28 Mercury Street**	Supernova Stand	36.38	17,804
11. **99 Tai Tong Road, Yuen Long**	Sereno Verde — Phase 1	44.00	205,805
12. **Kowloon Inland Lot No. 11127 R.P.**	Metro Harbour View — Phase 1 (Residential)	72.76	539,349
13. **Tseung Kwan O Town Lot No. 57**	Park Central — Phase 1	24.59	653,699
		Total attributable interest:	3,218,189
The People's Republic of China			
14. **Lot HR-2, Guangzhou (Metro Line One — Changshou Road Station)**	Heng Bao Garden	63.43	778,620
15. **Phase VIII of Lexi New City, Shajiao Island, Panyu, Guangdong**	Fanghua Garden — Luotao South Zone Villa	15.86	408,563
16. **Phase IX of Lexi New City, Shajiao Island, Panyu, Guangdong**	Green Island House	15.86	108,264
		Total attributable interest:	1,295,447

Land Bank

During the period under review, the Group negotiated with the Government on several agricultural land lots on the land usage conversion premium and for higher development plot ratio and made satisfactory progress in these respects. Amongst these, the conversion premium for the agricultural lands at Lam Tei was finalised and paid during the period under review and the site can be built as a residential project of around 800,000 sq.ft. in total gross floor area. Application for land usage conversion was also made in respect of phase two of the Tai Tong Road project which can be developed into a project with gross floor area of 640,000 sq.ft., of which 440,000 sq.ft. is attributable to the Group. The area of the site located in the northern side of Fanling on Ma Sik Road had been increased to 700,000 sq.ft. with additional acquisition of 250,000 sq.ft. of adjacent agricultural land lots during the period under review. Your Group will aim to develop this site into a residential project with a permitted plot ratio of 5 times with a total gross floor area of over 3 million sq.ft. In addition, the site in Wu Kai Sha is expected to be built as a residential development with a permitted plot ratio of 3 times and this will provide a total gross floor area of 4.2 million sq.ft., of which approximately 1.7 million sq.ft. is attributable to the Group. Also, the agricultural land lots totally consisting of an area of 170,000 sq.ft. and located at Wo Hing Road in Fanling is expected to be built as a residential development with a total gross floor area of approximately 580,000 sq.ft. The plan to develop the Ma Tau Kok South Plant site of 130,000 sq.ft. in

site area which is owned by the Group's associated company, The Hong Kong and China Gas Company Limited, had been approved by the Town Planning Board. This site will be built into a residential-cum-commercial project with a total gross floor area of 1.1 million sq.ft. As this property is held under an old leasehold land grant, payment of land premium is not required for the development. Furthermore, the plans for the redevelopment of the shipyard site at Yau Tong Bay showed satisfactory progress. The site is planned for the development of 38 residential towers with a total gross floor area of 9.7 million sq.ft., of which 1.67 million sq.ft. is attributable to the Group. As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 20.7 million sq.ft. In addition, the Group also held a total of approximately 23.3 million sq.ft. of agricultural land.

Property Rental

In the first half of the financial year, the Group's total gross rental income amounted to approximately HK$1,040 million, showing an increase of 2% over that recorded in the corresponding period in the previous financial year and represented as 35% of the total income of the Group for the first half of the current financial year. Although there was a slight adjustment made to the rental level for the office properties of the Group in response to market conditions, the rental income and occupancy in respect of certain shopping arcades of the Group recorded an increase in the period under review. For the period under review, the average occupancy rate of the major rental properties of the Group was 94%. As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to 6.4 million sq.ft. In respect of another rental property to be held for long term investment purpose, the Airport Railway Hong Kong Station project in which the Group and its listed associate, The Hong Kong and China Gas Company Limited, held a total interest of 47.5%, Phase One of the International Finance Centre was completed in 2000 and leasing was satisfactory, with occupancy being recorded at close to 96%. Phase Two of this project will include a 88-storey office tower with a total gross floor area of 1.95 million sq.ft., of which 14 floors with a total gross floor area of 340,000 sq.ft. were disposed to the Hong Kong Monetary Authority for a consideration of HK$3,699 million. Phase Two will also provide shopping space of 510,000 sq.ft. as well as a hotel complex with a total gross floor area of 1.1 million sq.ft. Being located in the heart of urban central district and coupled with superior quality in construction and design, the project will serve as an ideal office location for large international financial institutions. Leasing of the second phase of the shopping arcade of this project was met with active response.

Henderson Investment Limited

The consolidated net profit of Henderson Investment Limited for the six months ended 31st December, 2001 amounted to approximately HK$768 million. This represents a decrease of 34% as compared with that recorded in the corresponding period in the previous financial year which included a profit of approximately HK$582 million arising from disposal of part of its interest in a subsidiary. During the period under review, the total gross rental income of this group was approximately HK$286 million, representing an increase of 28% over that of the previous year. Average occupancy rate of the major rental properties of this group amounted to 94%.

The Newton Hotel Hong Kong and the Newton Hotel Kowloon operated by this group recorded an average occupancy rate of 92%. As affected by the unfavourable general economic conditions, room tariff rate had been appropriately adjusted during the period under review. Although the retailing business of this group, operated under its Citistore outlets, was also affected by the drop in consumer spending, its turnover for the period under review was only slightly lower than that of the corresponding period in the previous year.

Associated companies

The Hong Kong and China Gas Company Limited recorded steady growth for the year 2001, with an increase of 5.1% in profit. The number of customers reached 1,407,408. Investment in gas projects in Mainland China is a long term business development strategy of this group and it is now proceeding with the registration of a holding company, Hong Kong & China Gas Investment Limited, in the Mainland for the purpose of investing in energy projects. This group is also participating in a major national project in Mainland China — the West-to-East gas pipeline project. This is the midstream project for the construction of a 4,200-kilometre pipeline, transmitting natural gas from the Tarim Basin, Xinjiang Province to the eastern China market. The total investment cost of this project will be approximately RMB46 billion, of which 45% will be owned by a foreign consortium. Construction of the project will commence in 2002 and the whole pipeline is scheduled to be in full operation in 2005. Concurrently, this group formed another joint venture in Yixing, taking an 80% interest to receive natural gas directly from West-to-East gas pipeline. This group also formed a joint venture in Qingdao-Jimo city. It is expected that natural gas will reach Qingdao and adjacent cities in 2005. In Hong Kong, this group is actively committed to providing clean fuel for light buses and taxis. Five liquefied petroleum gas ("LPG") filling stations have now been built and are now servicing 8,000 taxis per day on average. These stations will be ready to extend their services as filling station for public light buses when the switch from diesel to LPG as fuel for these vehicles takes place in future. This group's construction of the pipelines in the eastern New Territories as well as the pipelines for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok is progressing smoothly. Planning for the construction of a submarine pipeline stretching from the West Kowloon Reclamation Area to Sai Ying Pun on Hong Kong Island is also under way. Through these, it is anticipated that the revenue of this group will increase. On the property development front, the projects participated by this group include the Airport Railway Hong Kong Station project held for investment purpose, the King's Park Hill, the Sai Wan Ho Ferry Concourse project and the project at Ma Tau Kok South Plant site. These projects are under various stages of development with satisfactory progress and are anticipated to contribute towards earnings to this group following the completion of the respective projects.

Hong Kong Ferry (Holdings) Company Limited reported a 123% increase in profit in the financial year ended 31st December, 2001. This was mainly attributed to the final instalment of the proceeds from the disposal of the right to 50% of the sales proceeds of the residential portion of Metro Harbour View at Tai Kok Tsui Road. Phase I of Metro Harbour View is expected to be completed in mid-2003 and its pre-sale in mid-December 2001 had met with overwhelming response. Being one of the best-selling local residential projects during the period under review, more than 1,100 units have been pre-sold to date. This group is now actively preparing for the launch of pre-sale of Phase II of this project in mid-2002. It is expected that sales of Metro Harbour View will be the major source of revenue for this group in 2002.

Miramar Hotel and Investment Company, Limited recorded HK$80,499,000 in the unaudited profit attributable to shareholders for the six months ended 30th September, 2001, representing an increase of 6.6% over that recorded in the corresponding period in the previous financial year. During the period, the average occupancy rate of the hotel had been slightly reduced to 85% due to the 911 attack incident in the United States. Miramar Shopping Arcade and Miramar Tower recorded occupancy rate of 95%, enabling steady rental income to this group. The overall business result of this group during the period had been satisfactory.

Henderson Cyber Limited

Henderson Cyber Limited reported a loss of approximately HK$30 million for the six months ended 31st December, 2001, compared with a loss of approximately HK$27 million for the corresponding period in the previous year. During the period, this group further developed its Internet services, data centre, high technology and network infrastructure businesses. iCare users and subscribers grew to a total of over 160,000 as at the end of 2001. This group seeks to integrate its existing businesses and wherever possible, to offer "one-stop shopping" services. It is also exploring a range of partnerships and alliances with leading technology companies while further enhancing the relationship with the large customer base of Henderson group and The Hong Kong and China Gas group.

Henderson China Holdings Limited

Henderson China Holdings Limited reported a consolidated net profit of HK$89.21 million for the six months ended 31st December, 2001, representing a substantial increase of 126% as compared with that in the corresponding period in the previous year. Sale of the newly completed and inventory units, rental income from retail and office properties and profit contribution from the "An-ju" housing project in Tianjin were the main contributing sources of profit recorded by this group for the period under review.

In the first half of the financial year, this group was actively engaged in the sales of Heng Bao Garden development project situated right on top of the Changshou Road Station of the Guangzhou Metro Line. The result of sales of this project, which is still in progress, has been satisfactory. As at the end of 2001, a total of over 900 units, representing more than 70% of all the residential units of this project, were sold. Phase VIII of the jointly-owned Lexi New City project located in Panyu District of Guangdong Province with a total gross floor area of 237,000 sq.m. was completed. During the period under review, the completed units of State Apartments of Henderson Centre in Beijing were re-launched. At the same time, the completed units of the Skycity in Shanghai benefitted from the recent favourable terms promulgated by the municipal government in promoting the property market in Shanghai and this boosted the sale of these property units, generating cashflow and profit for this group. The rental property business of this group also showed satisfactory progress for the period under review. Following the recent completion of construction work of the 5-storey Heng Bao Plaza shopping podium located in Guangdong, leasing of the ground floor and the first basement floor of this property was launched first during the time when the internal fitting and decoration work was still under way. Such leasing efforts were met with satisfactory results with a significant number of shop tenants opened for business during the period under review. In the meantime, progress continued to be made for the leasing of this investment property of this group.

As for the quality property projects of this group which are likely to benefit most from demand for properties arising from the new market developments, this group will take appropriate measures to expedite the relevant development plans. In this connection, this group's project site located at No. 2 Guan Dong Dian, Chao Yang District, Beijing is currently planned to be built as a commercial property project. Design plans for the foundation works as well as for building construction related to this project are presently in progress and it is anticipated that construction work for this project will commence in the second half of this year.

Corporate Finance

In August, 2001, the Group obtained a HK$5.5 billion five-year syndicated loan on favourable terms and only HK$1.2 billion was drawndown from such facility. Also, during the period under review, the Group has, on its own initiative, prepaid in full and cancelled two syndicated loans amounting to HK$10.5 billion in aggregate facility amount which were originally due to expire in mid-2002 and in the first quarter of 2003. However, the

Group still possesses abundant committed stand-by funding facilities. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, the vast majority of funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange fluctuation risks is therefore very small. Further, the Group does not participate in any derivatives trading activities for speculation purpose.

Construction and Property Management

The Group is constantly making efforts to enhance the quality of properties of the Group by improving property design and layout, building materials, environment design and ancillary facilities and management services. In addition, with an objective set to strictly control construction costs, efforts have also been made to identify the most suitable albeit practical building materials and to research and bring in new methods of construction and design. The aim of these exercises is to ensure that property purchasers consider that they get very good value for their money whilst allowing the Group to lower the costs of production, thereby enhancing the competitiveness of the Group. Recently, the construction arm of the Group known as Heng Tat Construction Company Limited received a Considerate Contractors Site Award from the Works Bureau and the Group's property management companies, namely Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, also received over fifty awards of merits. Such awards mainly included the Employers Gold Star Award — Platinum and Gold Awards presented by the Employees Retraining Board, the Green Property — Grand Award for Eco-Business presented by the Hong Kong Productivity Council & Environmental Campaign Committee, the Good People Management Award presented by the Labour Department, the Best & Good Security Management Company Awards presented by the Hong Kong Association of Property Management Companies, and the Panda-Recruit Most Innovative Award for Excellence in Training presented by The Hong Kong Management Association. Also, the property management arm of the Group recently expanded its business and was awarded the property management contracts for a number of property projects of the Housing Department.

Financial Review

Financial Resources and Liquidity

As of 31st December, 2001, shareholders' fund of the Group amounted to approximately HK$57,564 million, as compared to HK$57,260 million that was registered as at 30th June, 2001. As at the end of the interim period under review, the total amount of banking facilities available to the Group amounted to approximately HK$21,776 million, of which HK$17,688 million were obtained from commercial banks on a committed basis. As at the end of the last financial year, the total banking facilities available were HK$27,238 million, of which HK$23,438 million were committed lines. Total net bank borrowings of the Group as of 31st December, 2001 amounted to HK$12,353 million, representing an increase of 3.9% when compared to the net bank borrowings of HK$11,891 million that was recorded as at 30th June, 2001. Bank loans and borrowings are obtained by the Group on an unsecured basis; except for a very small portion of bank borrowings raised in Renminbi in connection with the financing of certain infrastructural projects in Mainland China by a previous associate of the Group which was converted to a subsidiary in late-2000. Otherwise, as at the end of the period under review and as at 30th June, 2001, assets of the Group were not charged to third parties. As at the end of the interim period under review, apart from financing raised by two jointly controlled entities of the Group which are engaged in the development of local property projects in total sum of HK$3,376 million, being at a similar level as that recorded as at 30th June, 2001, for which the Group has given guarantees, the Group has no other off-balance sheet borrowings or any such related contingent liabilities.

During the interim period under review, the Group's subsidiary, Henderson Cyber Limited, acquired certain investment-grade U.S. Dollar debt securities totalling HK$280 million with an aim to enhance treasury investment yield. As a result, investment in securities increased to HK$1,225 million as at 31st December, 2001 and this compared with HK$934 million recorded as at 30th June, 2001. Other than such investments made, the Group did not undertake any significant acquisition or disposal of assets outside its core businesses during the interim period under review.

Loan Maturity Profile

To continuously implement the Group's financial strategy for lengthening the maturity profile of bank borrowings in a timely manner, the Group has taken advantage of the competitive local banking environment during the period under review and successfully arranged a new HK$5.5 billion five-year revolving loan facility in August, 2001 to cater for the general corporate requirements of the Group at the Group's historical low loan-pricing to replace the HK$5.25 billion syndicated facility that was due to expire in mid-2002. The maturity profile of the Group's outstanding bank loans and borrowings is shown below: –

	As at 31st December, 2001 (HK$'000)	As at 30th June, 2001 (HK$'000)
Bank Loans and Borrowings Repayable:		
Within 1 year	2,078,797	1,808,398
After 1 year but within 2 years	6,391,446	7,548,492
After 2 years but within 5 years	4,870,086	4,018,752
After 5 years	865,275	96,980
Total Bank Loans and Borrowings	14,205,604	13,472,622
Less: Bank Deposits and Cash	(1,852,892)	(1,581,501)
Total Net Bank Borrowings	12,352,712	11,891,121

Gearing

The total net bank borrowings to shareholders' fund was recorded at 21% as at 31st December, 2001, being at the same level as that registered at 30th June, 2001. Profit from operations covered 2.25 times of the net interest expenses before capitalization for the interim financial period under review, this compared with the 2.7 times cover for the corresponding period ended 31st December, 2000.

Interest Rate Exposure and Foreign Currency Exposure

Interests on bank loans and borrowings of the Group are chargeable mainly based on certain agreed interest margins over the Hong Kong Inter-bank Offer Rate, which is therefore of floating rate in nature. The core operations of the Group are not exposed to any significant foreign exchange rate risks. In respect of the Group's listed subsidiary, Henderson China Holdings Limited, its existing bank borrowings are obtained in both Hong Kong Dollars and Renminbi. Currently, the non-Renminbi borrowings are gradually being replaced by Renminbi-denominated banking facilities in order to reduce the foreign currency exposure. For the outstanding Japanese Yen Fixed-Rate Bonds amounting to Japanese Yen 10 billion, cross-currency swaps have been utilized to convert such borrowing to Hong Kong floating rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign exchange rate exposures. As of 31st December, 2001, total outstanding cross-currency swaps amounted to HK$758 million, being the same as that outstanding as at 30th June, 2001.

Capital Commitments

As at 31st December, 2001, capital commitments of the Group amounted to HK$11,861 million, compared with HK$12,243 million as at 30th June, 2001. These are made up mainly by contracted obligations of the Group for funding property development projects as well as for funding the Group's subsidiaries and associates established outside Hong Kong amounting to HK$5,507 million and HK$2,818 million respectively, both being recorded at similar level as at 30th June, 2001. Other capital commitments of the Group related to acquisition of property and future development expenditure that totally amounted to HK$3,536 million of which HK$1,271 million was contracted for as at the end of the interim period under review; the same nature of commitments of the Group amounted to HK$3,912 million of which HK$1,203 million was contracted for as at the end of the previous financial year.

Contingent Liabilities

Contingent liabilities of the Group amounted approximately to HK$9,607 million as at 31st December, 2001, representing a slight decrease when compared with HK$9,511 million that was outstanding as at 30th June, 2001. These mainly comprised guarantees given to third parties in respect of contracted commitments of the Group to provide attributable portion of capital to joint venture property development projects as well as funding of property development projects and guarantees given by the Group to banks to secure banking facilities of jointly controlled entities, each being recorded at a similar level as that registered as at 30th June, 2001.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

Employees

As at 31st December, 2001, the number of employees of the Group was about 6,300. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are employees and executive directors of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at an extraordinary general meeting held on 15th March, 1996.

Employees of the Group who are full time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$376 million for the six months ended 31st December, 2001 and HK$350 million for the corresponding period of last year. The total employees' costs for the six months ended 31st December, 2001 included those of a subsidiary which was previously an associated company prior to 1st November, 2000 and the employees' costs of which were not included before that date.

Prospects

Recent economic figures released from the United States showed that economic recovery is currently under way. At the same time, signs of improvement also began to emerge in the major European economies. Notwithstanding the global economic slowdown, economic growth in Mainland China has maintained on a steady course. Coupled with the vast business opportunities which will become available resulting from Mainland China's accession to the World Trade Organisation, this is likely to bring about gradual enhancement in the economic vitality of Hong Kong.

In respect of the local property market, the various measures relating to housing policies as promulgated by the Hong Kong SAR Government which included the 10-month halt on sale of Home Ownership Scheme ("HOS") flats together with the reduction of sale of HOS flats to not more than 9,000 units annually and the lowering of household income ceiling limits for qualifying candidates for subsidised public housing all contributed positively to increase demand for residential flats in the private sector. Further, implementation of a flexible government land sale policy also provided a good foundation for the healthy development of the local property market. Concurrently, the eleven consecutive downward adjustments in interest rates and the extremely competitive and favourable terms offered by commercial banks to attract housing mortgage loan business have resulted in the occurrence of housing mortgage loan rates to a historic-low level whilst the ability of local citizens to afford to service housing mortgage loans became unprecedentedly high. Furthermore, with monthly debt servicing for mortgage loans generally being at a level lower than market rent, this has attracted both the end-user buyers as well as the property-investor buyers to acquire properties. In 2002, the Group plans to launch in aggregate approximately 4,300 residential flats for sale from new projects as well as from the existing inventory of completed units. The majority of these units are located at busy urban sites, with a substantial portion being typical small residential flats suited for first-time buyers, which fits well with market demand under the current economic environment.

The Group's 1.22 million sq.ft. Metro City Plaza in Tseung Kwan O is one of the largest shopping centres in Hong Kong and the Tseung Kwan O extension line of the Mass Transit Railway is expected to come into operation by August 2002 ahead of original schedule, thereby increasing visiting patrons to this shopping centre. Other major shopping centres of the Group are all situate at prime locations with easy access to mass transit and railway networks and enjoy high pedestrian traffic flow. These retail shopping properties are expected to generate increasing rental income to the Group. With the completion of Phase Two of International Finance Centre, total investment properties of the Group will be in excess of 7.5 million sq.ft., with the rental income base of the Company showing a further increase as a result. The operating businesses of the Group's listed associate companies are all making good progress and bring in stable recurrent income to the Group. Such recurrent income from the listed associates added together with rental income generating from the Group's investment property portfolio already provide as a base for steady profit growth for your Group. In addition, the Group is actively planning for the development of several large-scale projects at Tai Tong Road in Yuen Long, Lam Tei, Fanling, Wu Kai Sha and Yau Tong Bay, with a view to increasing property sales of the Group for the next few years. The gross floor area of these projects attributable to the Group will amount to approximately 8 million sq.ft. in aggregate. It is the opinion of the Group that the present time is opportune for business expansion as the local economy being in tune with the latest developments in the global economy already passed its trough in the near term and is now emerging into a new phase of economic environment. In the long run, the Group is capable of utilising its abundant financial resources and business expertise to get the best out of opportunities that are available from the market to expand the Group's businesses in a prudent manner, bringing performance of the Group to re-embark on a growth path.

Interim Report

The interim report containing the detailed information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 20th March, 2002